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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------
                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                            (Amendment No. _________)

                                ----------------

                       UNITED STATES CELLULAR CORPORATION
                       (Name of Subject Company (Issuer))

                       UNITED STATES CELLULAR CORPORATION
                        (Name of Filing Person (Issuer))

                                ----------------

                       LIQUID YIELD OPTION NOTES DUE 2015
                         (Title of Class of Securities)

                                ----------------

                                   911684 AA 6
                      (CUSIP Number of Class of Securities)

                                ----------------

                 Kenneth R. Meyers                         Copy to:
         Executive Vice President - Finance          Michael G. Hron, Esq.
         United States Cellular Corporation             Sidley & Austin
                8410 West Bryn Mawr                     Bank One Plaza
                     Suite 700                     10 South Dearborn Street
              Chicago, Illinois 60631               Chicago, Illinois 60603
                   (773) 399-8900                       (312) 853-7000

          (Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)

                                ----------------

                            CALCULATION OF FILING FEE

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      Transaction Valuation*                            Amount of Filing Fee

--------------------------------------------------------------------------------

        $290,243,247                                          $58,049


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*    For the purpose of calculating the fee only, this amount represents the value of all outstanding LYONs based on the Offer Consideration of $411.99 per $1,000 principal amount (704,491 LYONs x $411.99).

/  / Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:                         Filing Party:
Form or Registration No.:                       Date Filed:
================================================================================

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

     / / third-party tender offer subject to Rule 14d-1.

     /X/ Issuer tender offer subject to Rule 13e-4.

     / / going-private transaction subject to Rule 13e-3.

     / / amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /



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                             INTRODUCTORY STATEMENT

         This Schedule TO relates to an offer ("Offer") by United States Cellular Corporation (the "Issuer") to purchase for cash, on the terms and subject to the conditions set forth in the attached Offer to Purchase and Company Notice dated May 15, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal and Purchase Notice ("Letter of Transmittal"), any or all of its outstanding Liquid Yield Option Notes due 2015 (the "LYONs"). The Issuer is required to make the Offer as of June 15, 2000 pursuant to the terms of the Indenture under which the LYONs were issued.


ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.


ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the Issuer of the LYONs is United States Cellular Corporation. The Issuer is offering to purchase the LYONs. The address of the principal executive offices of the Issuer is 8410 West Bryn Mawr, Suite 700, Chicago, Illinois. Its telephone number is (773) 399-8900. The information set forth in Section 5 ("Certain Information Concerning the Offeror") of the Offer to Purchase is incorporated herein by reference.

         (b) This Statement on Schedule TO relates to the offer by the Issuer to purchase all LYONs that remain outstanding. The information set forth in Section 7 ("Description of LYONs and Related Matters") of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in Section 6 ("Price Range of LYONs and Common Shares; Dividends on Common Shares") of the Offer to Purchase is incorporated herein by reference.


         ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         The information set forth in Item 2 above and Section 5 ("Certain Information Concerning the Offeror") of the Offer to Purchase is incorporated herein by reference.


ITEM 4.  TERMS OF THE TRANSACTION.

         (a)(1)(i) - (iii), (v)-(viii), (xii) The information set forth in the Summary Term Sheet, Section 1 ("Introduction"), Section 2 ("Terms of the Offer"), Section 8 ("Acceptance of LYONs for Payment"), Section 10 ("Procedures for Tendering LYONs"), Section 11 ("Withdrawal of Tenders") and Section 14 ("Certain United States Federal Income Tax Consequences") of the Offer to Purchase is incorporated herein by reference.

         (a)(1)(iv), (ix) - (xi)  Not applicable.

         (a)(2)  Not applicable.

         (b) To the best knowledge of the Issuer, it will not purchase any LYONs from any of its officers, directors or affiliates.



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ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The information set forth in Section 7 ("Description of LYONs and Related Matters") of the Offer to Purchase is incorporated herein by reference.


ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in Section 4 ("Purpose of the Offer") is incorporated herein by reference.

         (b) Any LYONs submitted for purchase will be cancelled and retired.

         (c) Not applicable.


ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

         (b) Not applicable.

         (d) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) To the best knowledge of the Issuer, except as disclosed in the Offer to Purchase, no LYONs are beneficially owned by any person whose ownership would be required to be disclosed by this item.

         (b) To the best knowledge of the Issuer, except as disclosed in the Offer to Purchase, none of the persons referenced in this item have engaged in any transactions in LYONs during the 60 days preceding the date of this Schedule.


ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) No persons directly or indirectly are being employed, retained or compensated to make solicitations or recommendations in connection with the Offer. The Information Agent and Depositary are providing only administrative services.


ITEM 10.  FINANCIAL STATEMENTS.

         (a) The Issuer does not believe it is required to include such information due to the fact that such information is not material because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition, the Offeror is a public reporting company that files reports electronically under EDGAR and the Offer is for all outstanding LYONs. Nevertheless, the Issuer has elected to incorporate such information herein by reference from Exhibit 13 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1999 and to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.


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         (b) Not applicable.


ITEM 11.  ADDITIONAL INFORMATION.

         None.


ITEM 12.  EXHIBITS.

         (a)(1)  Offer to Purchase and Company Notice, dated May 15, 2000.

         (a)(2) Form of Letter of Transmittal and Purchase Notice, including taxpayer I.D. guidelines.

         (a)(3)  Transmittal Notice dated May 15, 2000.

         (a)(4)  Press Release issued by the Issuer on  May 15, 2000.

         (b)(1) $500,000,000 Revolving Credit Agreement dated as of August 29, 1997, as amended as of September 25, 1997, among the Issuer, as borrower, the financial institutions named therein, BankBoston, N.A. and Toronto Dominion (Texas), Inc., is hereby incorporated by reference to the Issuer's Form 10-Q for the quarter ended dated September 30, 1997.

         (b)(1) Amendment to $500,000,000 Revolving Credit Agreement dated as of September 25, 1997, among the Issuer, as borrower, the financial institutions named therein, BankBoston, N.A. and Toronto Dominion (Texas), Inc., is hereby incorporated by reference to the Issuer's Form 10-Q for the quarter ended March 31, 2000.

         (c) Not applicable.

         (d)(1) Indenture dated June 1, 1995 between registrant and Harris Trust and Savings Bank, as Trustee, relating to the LYONs, including Form of Certificate for Liquid Yield Option Note, is hereby incorporated by reference to the Issuer's Form 8-K dated June 16, 1995.

         (d)(2) Securities Loan Agreement, dated June 31, 1995, between Telephone and Data Systems, Inc. ("TDS") and Merrill Lynch & Co. is hereby incorporated by reference to Exhibit 99.1 to the Issuer's Form 8-K dated June 16, 1995.

         (d)(3)Common Share Delivery Arrangement Agreement among TDS, Merrill Lynch & Co., Inc. and Issuer is hereby incorporated by reference to Exhibit 99.3 to the Issuer's Form 8-K dated June 16, 1995.

         (g)  None.

         (h)  None.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2000


                            UNITED STATES CELLULAR CORPORATION


                            By:  /S/ KENNETH R. MEYERS
                                ------------------------------------------------
                                Name:      Kenneth R. Meyers
                                Title:     Executive Vice President - Finance,
                                           Chief Financial Officer and Treasurer


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